August 14, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Mr. Arnie Geller
Chief Executive Officer
3340 Peachtree Road, NE, Suite 2250
Atlanta, Georgia 30326

Re: Premier Exhibitions, Inc.
Form SB-2 filed January 5, 2006
Amendment No. 2 to Form SB-2 on Form S-1 filed August 1, 2006
Commission file #: 333-130873

Dear Mr. Geller:

We have reviewed your August 1, 2006 response letter and Amendment No. 2 to Form SB-2 on Form S-1 and have the following comments. Please file an amended Form S-1 in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Amendment No. 2 to Form SB-2 on Form S-1

<u>Selected Quarterly Financial Information, page 17</u>

1. We note from your response to our prior comment 2 that you revised this section to discuss the nature of all unusual or infrequent items that impacted your results of operations for the periods presented, however we do not believe that this disclosure adequately addresses our previous comment. As previously requested, please add disclosure to the section titled "Selected Quarterly Financial Information" on page 17 to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented (e.g. each quarter in fiscal years 2004 through 2007). Please note that you are not required to present quarterly information related to fiscal year 2004 in this section. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Management's Discussion & Analysis

- Results of Operations, page 20

2. Please expand your discussion to address all of the significant components of material increases or decreases in results of operations along with quantifying the amount applicable to each component, to the extent practical. For example, the increase in revenues from February 28, 2005 to February 28, 2006 is attributed mainly to the increases in exhibition revenues. Please quantify the amount of the increase in exhibition revenue that is due to the increase in the number of locations of directly managed Titanic exhibits and the amount that is due to the "Bodies…The Exhibition" and Bodies Revealed" exhibitions, as well as any other reasons for material increases or decreases. Also, please indicate the number of Titanic exhibits that were directly managed in 2006 versus 2005.

3. Please remove your discussion of the results of operations for the year ended February 29, 2004 as compared to the year ended February 28, 2003 since a statement of operations for the year ended February 28, 2003 is no longer presented in this filing.

- Liquidity and Capital Resources, page 24

4. Please revise to provide a more detailed explanation for the change in working capital and also discuss liquidity for the year ended February 28, 2006, as compared to February 28, 2005 and February 29, 2004. We believe that a discussion of historical annual cash flows would provide useful information to an investor. In addition, your discussion should include the causes for material changes from year to year (or period to period) in your account balances, which affect your financial and liquidity positions. Refer to Item 303 of Regulation S-K and SEC Interpretive Release No. 33-8350 dated December 19, 2003.

5. Please revise your liquidity section of MD&A to disclose the estimated amount you will spend on capital expenditures during 2006.

Audited Financial Statements for the year ended February 28, 2006

Consolidated Statements of Cash Flows, page F-5

6. We note that you have presented the purchase of exhibition licenses in fiscal 2006 as an investing activity on the statement of cash flows. It appears you classified the cash outflows related to the April 2004 purchase of exhibition licenses in the increase (decrease) of prepaid expenses, as you previously classified this asset with prepaid expenses for the years ended February 28, 2005 and February 29, 2004. Considering that the exhibition licenses are now

separately presented and reclassified on the face of the balance sheet, it appears the purchases of exhibition licenses in the statements of cash flows should also be afforded consistent treatment for all periods presented. Please revise accordingly.

Note 1. Business, Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page F-6

7. We note from your response to our prior comment 9 that you have revised Note 1 to the financial statements to include your policy and methods for determining past due or delinquency status for accounts receivable. However, we do not believe that the revisions made to Note 1 have fully addressed our comment. Please revise your disclosure in Note 1 to include your policy for writing off uncollectible accounts. See paragraph 13a-c of SOP 01-6. Also, please disclose the amount of the allowance for doubtful accounts for each period for which a balance sheet is presented. See paragraphs 13e-i of SOP 01-6 and Rule 5-02(3) of Regulation S-X.

Note 2. Artifacts, page F-11

8. We note from your response to our prior comment 10 and your revised disclosure in Note 2, that the salvor-in-possession rights asset of $879,000 represents the cost of the expedition in August 2004 in which you obtained 75 artifacts. Please explain to us why you have treated the artifacts recovered in the August 2004 expedition as "salvor-in-possession rights" on the face of the balance sheet rather than "artifacts" and explain to us the nature of any differences between the artifacts recovered during August 2004 and those acquired in prior years. Also, please explain to us how the January 31, 2006 opinion that the Company must seek a salvage award under the law of salvage could affect the amount capitalized as "salvor-in-possession rights" on the face of the balance sheet. Include in your response any possibilities that the asset may be impaired if the Company does not obtain a salvage award and how you have considered that possibility in your valuation of the asset.

Note 3. Balance Sheet Details, page F-13

9. We note from your response to our prior comment 11 that you have revised your disclosures to address the accounting policy for capitalizing exhibition license costs and the methodology for amortizing the asset as well as a description of how the estimated useful lives were determined for each component of the asset. However, we do not believe that your revised disclosures adequately address our comment. In regards to the April 2004 exhibition license, please tell us and disclose the useful life that has been assigned to the asset, explain the various factors that were considered in determining that the useful life is appropriate, and explain why you believe you will continue to derive benefits from this intangible for that period. Also, please explain why there has not been any amortization of this asset since it was recorded in April 2004. In regards to the May 2005 exhibition license,

please explain the various factors that were considered in determining that a useful life of 5 years is appropriate, and explain why you believe you will continue to derive benefits from this intangible for that period. Additionally, please completely and clearly provide disclosure of your accounting policy for capitalizing exhibition license costs as well as the nature of any costs that are expensed upon acquisition.

10. We note that as of February 28, 2005, there is a $1,165,000 asset included in prepaid expenses which has been captioned "reimbursable expenses – exhibitions." Please tell us and revise your notes to disclose the nature of the costs that are included in this amount. Include in your disclosure the date(s) when the amount will be received by the company and the party that will be reimbursing the company. Also, please tell us the reasons for the increase in the balance of prepaid expenses and other current assets between February 28, 2006 and May 31, 2006.

Note 5. Stockholders' Equity, page F-16

11. We note from your disclosure in Note 1 that the computation of dilutive shares outstanding excludes the out-of-the-money non-qualified stock options because the effect would be antidilutive. Please revise Note 5 to disclose securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Note 6. Stock Options, page F-17

12. Although Note 1 to your financial statements and your disclosure in MD&A state that you early adopted SFAS 123(R) during the fiscal year ended February 28, 2005, your disclosure in Note 6 to the financial statements states that you adopted SFAS 123(R) during fiscal 2006. Please resolve these inconsistencies. If you did not adopt SFAS 123(R) until fiscal 2006, please revise your disclosure to include the tabular presentation of the following information that was required by paragraph 45 of Statement 123 for periods prior to adoption of SFAS 123(R) (i.e., fiscal 2005):

- Net income and basic and diluted earnings per share as reported
- The share-based employee compensation cost, net of related tax effects, included in net income as reported
- The share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards
- Pro forma net income as if the fair-value-based method had been applied to all awards

- Pro forma basic and diluted earnings per share as if the fair-value-based method had been applied to all awards.

Also, please include disclosure of the model and assumptions used to estimate the fair value of the options granted in fiscal 2005. See paragraph 84 of SFAS No. 123(R).

13. We note your disclosure that the weighted-average fair value of stock options granted is based on a theoretical statistical model using the preceding Black-Scholes option pricing model. Please provide us with additional details of this model and tell us how it meets the criteria in paragraph 16 and A8 of SFAS 123(R) as an appropriate valuation model or technique. Also, please revise your disclosure to include a description of the significant assumptions used to estimate the fair value of share-based compensation awards for each year in which an income statement is presented and options were granted. Additionally, please revise your disclosure to include (1) total compensation cost for share-based payment arrangements recognized in income for each year in which an income statement is presented, as well as the total recognized tax benefit; and (2) the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized, as of the latest balance sheet presented. See paragraph A14 and A240 of SFAS No. 123(R).

Note 8. Notes Payable and Long-Term Debt, page F-22

14. Please explain to us, and provide detail in the notes to the financial statements, regarding the nature of the amounts included in "notes payable" as of February 28, 2006. Include in your response how you have accounted for the $2,425,000 of funding received from SAM Tour in connection with the joint venture entered into in April 2005.

Note 14. Quarterly Financial Data (Unaudited), page F-26

15. With respect to the restatement of the November 30, 2005 quarterly data for the reversal of gain on the RMS Carapathia transaction and discussed in your response to comment 14, the quarterly data for the November 30, 2005 period should be reconciled with the amounts previously reported for the period with a discussion detailing the reason for the difference. Refer to Item 302(a)(2) of Regulation S-K. Please revise accordingly.

Interim Financial Statements for the three months ended May 31, 2006

General

16. Please revise the notes to the Company's interim financial statements to give effect to our comments on the Company's audited financial statements, where applicable.

Consolidated Statements of Operations, page F-30

17. We note that you have revised your statement of operations from the year ended February 28, 2006 to present a gross profit measure. Please note that to avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Please revise your total cost of revenue line item to read "total cost of revenue (exclusive of depreciation shown separately below)" or alternatively, revise your presentation to include depreciation and amortization as a component of cost of revenue. See SAB Topic 11B.

18. Also, the form and content of financial statements should be consistent throughout the registration statement for both the annual and interim period, with the exception of condensed presentation and duplication of certain disclosures. In light of the fact that your statements of operations for the three months ended May 31, 2006 and 2005 present a gross profit measure, and your statements of operations for the fiscal years 2006, 2005 and 2004 do not report such a measure, please revise to make these statements of operations consistent in their presentation.

Other

19. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

20. Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

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File an amendment to the S-1 and in response to the comments. To expedite our review, Premier Exhibitions may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Premier Exhibitions thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Joe Foti at 202-551-3816 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief